Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2012 (1)	2013 (1)
Net income	$283	$198
Equity in earnings of unconsolidated affiliates, net of distributions	(6)	(65)
Income taxes	264	408
Capitalized interest	(6)	(8)
	535	533

Fixed charges, as defined:

Interest	430	370
Capitalized interest	6	8
Interest component of rentals charged to operating expense	7	5
Total fixed charges	443	383

Earnings, as defined	$978	$916

Ratio of earnings to fixed charges	2.21	2.39
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(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2012 and 2013 is interest income of $11 million and $6 million, respectively. which is included in income tax expense.